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                                                                     EXHIBIT 4.1

                               September 22, 2000

Mr. Alan Parnass
475 Roblar Avenue
Hillsborough, CA  94010


Re:  Amendment to Employment Agreement.

Dear Mr. Parnass,

This will serve to confirm the following:

1. On August 3, 1999 ("EFFECTIVE DATE"), Mozart Systems Corporation ("MOZART") entered into an Employment Agreement with you ("EMPLOYMENT AGREEMENT").

2. Article II, Section 3 of the Employment Agreement requires Mozart to pay you a cash payment of $250,000.00, one year after the Effective Date, as an incentive for specified performance.

3. In accordance with your request, in place of the aforesaid cash payment of $250,000.00, you, SEEC, Inc. ("SEEC") and Mozart agree that you will receive the following stock and stock options, under the terms and conditions of the SEEC, Inc. 1997 Stock Option Plan, as amended to date, ("STOCK OPTION PLAN") and supplemented as follows:

     A. You will receive Non-Qualified Stock Options ("NQOS") for the purchase of One Hundred Thousand (100,000) shares of SEEC common stock. The grant date is September 21, 2000, and the exercise price, which reflects fair market value as of that date, is $4.33 per share. These NQOs are vested as of the grant date, and may be exercised effective March 22, 2001 through September 21, 2010, with no requirement that you be an employee of Mozart or SEEC at the time these options are exercised. With respect to these NQOs, you and your heirs will also enjoy all other rights available under the provisions of the Stock Option Plan.

     B. You will also receive Nine Thousand and Fifty Eight (9,058) registered shares of SEEC common stock.

     C. Mozart and/or SEEC will have no obligation to pay you the above referenced cash payment of $250,000.00 described in Section 3 of your Employment Agreement.

If the foregoing accurately reflects our agreement, please sign your acceptance below. This letter will then constitute a legally binding amendment to the Employment Agreement. In all other respects, the Employment Agreement will continue unchanged. A signed faxed copy of this agreement will have the same legal effect as a signed original.

SEEC, Inc.                                Accepted and agreed to:


By   /s/ Richard J. Goldbach              /s/   Alan P. Parnass   Sept. 22, 2000
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Richard J. Goldbach, Treasurer and CFO    Alan P. Parnass